FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 333-07654

ENDESA, S.A.
(Translation of Registrant's Name into English)

Ribera del Loira, 60
28042 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Endesa, Sociedad Anónima
(ENDESA)

PAYMENT OF A FINAL DIVIDEND

At the Company’s Ordinary General Shareholders’ Meeting held on June 20th 2007 the total gross dividend for fiscal 2006 was set at Euro 1.64 per share.

Given that last January 2nd 2007 an interim gross dividend of Euro 0.50 per share was paid against fiscal 2006 earnings, a final gross dividend of Euro 1.14 per share will be paid out from July 2nd 2007.  As a result, ENDESA shares will go ex-dividend on July 2nd 2007.

Payment of the expressed amount, once the appropriate withholding in respect of the corresponding tax has been deducted, shall be made via Santander Investment Services, S.A., entity code 0036, in accordance with prevailing provisions for participating entities, using the means which Iberclear makes available to its custodian entities with which shareholders have deposited their shares upon presentation of accrediting documentation for the book entries they own.

The CMNV (Spanish Stock Exchange Commission) was notified of the agreement to pay a final dividend passed by the General Shareholders’ Meeting on June 21st 2007.

Madrid, June 21st 2007
CFO
D. José Luis Palomo Álvarez

For additional information please contact Álvaro Pérez de Lema,
North America Investor Relations Office,
Telephone # 212 750 7200
http://www.endesa.es

* This document may contain certain forward-looking statements regarding anticipated financial and operating results and statistics that are subject to risks and uncertainties as well as to material risks, changes and other factors which may be difficult to predict, including, without limitation, those factors described in the Documento de Registro de Acciones of Endesa filed within the Comisión Nacional del Mercado de Valores and in the Form 20-F of Endesa filed within the Securities and Exchange Commission, both for the fiscal year ended December 31, 2005. For all of these forward-looking statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: June 21, 2007	By: /s/ Álvaro Pérez de Lema
Name: Álvaro Pérez de Lema
Title: Manager of North America Investor Relations